SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of January 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Minutes of the 599th Meeting of the Board of Directors Held on June 17, 2014

2.	Summary of Minutes of the 603rd Meeting of the Board of Directors Held on August 4, 2014

3.	Summary of Principal Decisions of the 619th Meeting of the Board of Directors Held on December 23, 2014

4.	Notice to Stockholders Dated December 26, 2014: Interest on Equity

5.	Minutes of the Extraordinary General Meeting of Stockholders Held on December 29, 2014

6.	Summary of Principal Decisions of the 620th Meeting of the Board of Directors Held on December 29, 2014

7.	Summary of Principal Decisions of the 621th Meeting of the Board of Directors Held on December 29, 2014

8.	Material Announcement Dated December 29, 2014: Cancellation of debentures of Cemig issued for construction of the Irapé Hydroelectric Plant

9.	Material Announcement Dated December 30, 2014: Action to suspend claim by Minas Gerais State for adjustment to payment settled in 2011

10.	Convocation Dated January 6, 2015: Extraordinary General Meeting of Stockholders

11.	Summary of Principal Decisions of the 622nd Meeting of the Board of Directors Held on January 6, 2015

12.	Summary of Principal Decisions of the 623rd Meeting of the Board of Directors Held on January 15, 2015

13.	Material Announcement Dated January 20, 2015: Piped gas concession in Minas Gerais extended by 30 years

14.	Minutes of the Extraordinary General Meeting of Stockholders Held on January 22, 2015

15.	Summary of Principal Decisions of the 624th Meeting of the Board of Directors Held on January 22, 2015

16.	Material Announcement Dated January 22, 2015: Changes to the Board of Directors of Cemig

17.	Market Announcement Dated January 22, 2015: Changes to the Executive Board of Cemig

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: January 30, 2015	By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Acting Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 599TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 17, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

599TH MEETING

Date, time and place: June 17, 2014 at 8.30 a.m. at the company’s head office.

Meeting Committee: Chair: Djalma Bastos de Morais;

Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, except:

Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,	Marina Rosenthal Rocha,
Newton Brandão Ferraz Ramos,	and	Tarcísio Augusto Carneiro

– who stated that they had conflict of interest in relation to the matter:

Creation by Cemig GT of a consortium for the Tapajós Hydroelectric Project.

These members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	– signature of the Second Amendment to the Preliminary Association Agreement, between Vale S.A. (‘Vale’) and Cemig GT, with Cemig and Aliança Geração de Energia S.A. (Aliança) as consenting parties, to extend the period for signature of the Final Association Agreement, from one hundred and eighty days after the signature of the Preliminary Association Agreement to two hundred and forty days after the signature of that Agreement;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	– Cemig GT to subscribe capital cash funds into Aliança totaling three thousand and forty eight Reais, for subscription of ninety eight thousand and twenty nine nominal common shares without par value, as a result of which Cemig GT will hold 45% of the share capital of that Company and Vale will hold the remaining 55%; and

c)	– signature, by Cemig GT, with Endesa Brasil S.A. (Endesa) and Electricité de France S.A. (EDF), of the Private Contract to Constitute the Consortium for the São Luiz do Tapajós (SLT) Project, to provide the structure for management and accounting of the contracting of legal, environmental, technical and any other external consultants necessary for carrying out studies on optimization of the technical, economic and environmental feasibility of the Tapajós Hydroelectric Plant, to be in effect until December 31, 2015, able to be extended for 24 months upon decision by the Executive Committee; also that CPFL Energia S.A. may join the consortium, if it also signs the Commitment Undertaking entered into between Cemig GT, EDF and Endesa on March 28, 2014.

IV	The Board oriented vote in favor, by the representative(s) of Cemig in the meeting of the Board of Directors of Cemig GT that decides on the injection of capital referred to in Sub-clause ‘b’ of Item III, above.

V	Comments: The Chair, and the Chief Officer Luiz Fernando Rolla, spoke on a matter of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha;

Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros.

Commercial Board of the State of Minas Gerais

I certify registry on: December 18, 2014

Under the number: 5431910

Filing Receipt number: 14/811.431-8

Marinely de Paula Bomfim

General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 603RD MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 4, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

603RD MEETING

Date, time and place: August 4, 2014 at 6 p.m. at the company’s head office.

Meeting Committee: Chair: Djalma Bastos de Morais;

Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, with the exception of:

Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,	Marina Rosenthal Rocha,
Newton Brandão Ferraz Ramos,	Tarcísio Augusto Carneiro and	José Augusto Gomes Campos,

– who stated that they had conflict of interest in relation to the matters relating to:

•	the Prothea Project; and

•	orientation of vote in the meetings of the Boards of Directors of Cemig GT and of Light S.A.

These members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved the minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)	Signature, as consenting party, of the Final Association Agreement, between Cemig GT and Vale S.A. (‘Vale’), with Aliança Geração de Energia S.A. (‘Aliança’) also as consenting party,

–	governing subscription by Cemig GT of 45% of the voting and total stock of Aliança, with signature of the stockholders’ agreement of Aliança;

–	and regularizing the increase in the Company’s capital, in which the Cemig GT Assets and the Vale Assets will be subscribed, for value of one billion seven hundred sixty two million three hundred fifty seven thousand five hundred ninety eight Reais, through issuance of one billion seven hundred sixty two million three hundred fifty seven thousand five hundred ninety eight nominal common shares without par value, of which Cemig GT will subscribe seven hundred ninety three million sixty thousand nine hundred nineteen, paid with the Cemig GT Assets, allocated entirely to Share Capital –

–	the amounts and the numbers of shares to be updated to reflect a new Valuation to be made by PricewaterhouseCoopers, with base date thirty days prior to the Closing Date.

b)	Participation by Cemig GT in the share capital of Aliança, by subscription, in cash, of ninety eight thousand twenty nine nominal common shares without par value, for a total of up to three thousand forty eight Reais,
–	provided that the total amount of the subscription and, consequently, the issue price, may be adjusted downward, depending on the cash that Aliança has available, on the date of Cemig GT becoming a holder of share capital in Aliança.

c)	Additional injection of capital by Cemig GT into Aliança, as specified in Clause 8 of the Final Association Agreement, by increase in capital, or by loan, or by an Advance against future capital increase (Adiantamento para futuro aumento de capital – AFAC).

IV	The Board oriented:

a)	– the representatives of Cemig in meeting of the Board of Directors of Cemig GT: to vote in favor of the signature of the legal instruments and related acts necessary for conclusion of the Prothea Project; and

b)	– the representatives of the Company in meetings of the Boards of Directors of Cemig GT and of Light S.A.: to orient the representatives of those companies to vote, in the extraordinary General Meeting of Stockholders of Amazônia Energia Participações S.A. (‘Amazônia’), in favor of:

–	signature, by that company, of the Fifth Amendment to the Stockholders’ Agreement of Norte Energia S.A., and

–	non-exercise, by Amazônia, of its first refusal right in the transfer of the shares in Aliança Norte to Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	The Board re-ratified Board Spending Decision (CRCA) 039/2014, to alter the capital structure of the Prothea Project, the other items of that CRCA being unchanged.

VI	The Board canceled CRCA 057/2014, relating to the entry of Cemig GT into Aliança.

VII	Withdrawn from the agenda: The matter of contracting of third party liability insurance for members of the Boards of Directors, Audit Boards, and Chief Officers, and for employees that act legally by delegation from the Managers, throughout the whole Cemig Group, was withdrawn from the agenda.

VIII	Abstention: The Board Member Franklin Moreira Gonçalves abstained from voting on the matters referred to in Subclause ‘a’ of item IV, and in item V, above.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Fuad Jorge Noman Filho, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Saulo Alves Pereira Junior, Tadeu Barreto Guimarães, Wando Pereira Borges,

Bruno Magalhães Menicucci,

Franklin Moreira Gonçalves,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

Signed: Anamaria Pugedo Frade Barros

Commercial Board of the State of Minas Gerais

I certify registry on: December 19, 2014

Under the number: 5432376

Filing Receipt number: 14/818.335-2

Marinely de Paula Bomfim

General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF PRINCIPAL DECISIONS OF THE 619TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 23, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 23, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 619th meeting, held on December 23, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Budget for 2015.

2.	Orientation of vote in meeting of Taesa / Capital increase.

3.	Contracting of services.

4.	Donation of a real estate property.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. NOTICE TO STOCKHOLDERS DATED DECEMBER 26, 2014: INTEREST ON EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Interest on Equity

We advise stockholders that the Executive Board of Cemig, at its meeting of December 26, 2014, decided to pay Interest on Equity in the amount of R$ 230,000,000.00, corresponding to R$ 0.182789068 per share, to be accounted against the minimum obligatory dividend for 2014.

Of this amount, income tax at source, of 15%, will be withheld, other than for stockholders exempt from this retention under current legislation.

Dates of payment, and ex- dates

For shares, traded on the BM&FBovespa:

The payment to stockholders of record on December 26, 2014 will be made in two installments:

•	the first by June 30, 2015 and

•	the second by December 30, 2015,

The shares will trade ‘ex-’ this entitlement on December 29, 2014.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, December 26, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 29, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 29, 2014

At 3 p.m. on December 29, 2014, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by the State Procurator Mr. Caio de Carvalho Pereira, for the Office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Pedercini Issa to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspaper Minas Gerais, the official publication of the Powers of the State, on December 13, 16 and 17 of this year, on pages 38 and 39, 37 and 28, respectively, and on December 13, 14 and 15 of this year in the newspaper O Tempo, on pages 18, 32 and 22, respectively – the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 29, 2014 at 3 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Ratification of the appointment of 3 (three) experts for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco Energia S.A. (Capim Branco).

2	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with the previous item.

3	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A. (Cemig GT), and the subsequent dissolution of Capim Branco.

4	Orientation of vote of the representative(s) of the Company in the Extraordinary Annual General Meeting of Cemig GT in relation to:

a)	Authorization to sign a Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of 3 (three) experts for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with sub-item ‘b’, above.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT:

– from:	R$ 1,700,000,000.00 (one billion seven hundred million Reais), comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value

– to:	R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos),

without issuance of new shares, thus comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value;

with consequent alteration of Clause 5 of the by-laws of Cemig GT.

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 22, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, December 11, 2014.

Djalma Bastos de Morais

Vice-Chair of the Board of Directors “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then asked the Secretary to read the Proposal made by the Board of Directors, which deals with the agenda, and the Opinion of the Audit Board on it. The content of these documents is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 29, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

–	Whereas:

a)	on December 19, 2013, Cemig Geração e Transmissão S.A. (Cemig GT) and Vale S.A. (Vale) entered into the following legal instruments:

1)	the Share purchase and sale agreement (‘the Share Purchase Agreement) between Vale, as vendor, and Cemig GT, as purchaser, with Vale Geração Norte S.A. as consenting party, the purpose of which is the acquisition by Cemig GT of up to 49% of the total and voting capital of Vale Geração Norte S.A., now named Aliança Geração Norte S.A. (‘the Acquisition’); and,

2)	the Preliminary Association Agreement (the ‘Preliminary Agreement’), between Vale and Cemig GT with Companhia Energética de Minas Gerais—Cemig and Vale Geração de Energia S.A. as consenting parties, providing for contribution to Vale Geração de Energia S.A. of certain Assets of Vale (the ‘Vale Assets’), valued at R$ 2,481 million, in currency of January 1, 2014, and certain assets of Cemig GT (‘the Cemig GT Assets’), with value of R$ 2,030 million, also in currency of January 1, 2014, both valuations being in accordance with an economic/financial valuation prepared by Bradesco BBI, corresponding to final share ownerships, in Vale Geração Energia S.A., of 55% by Vale and 45% by Cemig GT (‘the Association’), the transaction having been authorized by the Board of Directors of Cemig and Cemig GT;

b)	the formal company name of Vale Geração de Energia S.A. has been changed to Aliança Geração de Energia S.A. – Aliança, an unlisted company held by shares constituted in accordance with the laws of the Federal Republic of Brazil, with head office at Rua Sapucaí 383, 4th Floor, Suite 405, Bairro Floresta, 30150-904 Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 12.009.135/0001-05;

c)	under Clause 16.1 of the Preliminary Agreement, the Parties agreed to sign the Final Association Agreement (‘the Final Agreement’) within 90 (ninety) calendar days from the signature of the Preliminary Agreement;

d)	on March 17, 2014, the Parties signed the First Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 90 (ninety) to 180 (one hundred and eighty) days;

e)	on June 17, 2014 the Parties signed the Second Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 180 (one hundred and eight) days to 240 (two hundred and forty) days, that is to say until August 16, 2014;

f)	on August 5, 2014, Cemig GT and Vale signed a Final Association Agreement, governing, among other matters, the entry of Cemig GT into the Share Capital of Aliança, by subscription of 98,029 (ninety eight thousand, and twenty nine) nominal common shares without par value;

g)	Cemig GT then held 45% in the voting and total share capital of Aliança, while Vale held 55%;

h)	the Final Agreement states that the total incorporation of Cemig Capim Branco Energia S.A. (Capim Branco) by Cemig GT is a prior condition for the closing of the association transaction, since the direct and indirect equity interest held by Cemig in the Capim Branco Consortium is one of the assets to be subscribed by Cemig GT into Aliança;

i)	by the Closing Date, Capim Branco will be totally absorbed by Cemig GT, resulting from the transfer to Cemig GT of the direct and indirect equity interests held, on today’s date, by Capim Branco, equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Projects (previously the Capim Branco I and II Hydroelectric Projects), and, of this total, (a) Capim Branco holds 21.05% of the Amador Aguiar I and II projects, and (b) Capim Branco holds 30.3030% of the share capital of Epícares which, in turn, holds 17.8947% of the Amador Aguiar I and II hydroelectric plants;

j)	the National Electricity Agency (Aneel) has approved the transfer to Aliança of the interests held by Capim Branco, by Vale and by Epícares in the shared concession of the Amador Aguiar I and Amador Aguiar II hydroelectric projects (the Capim Branco Consortium), through Aneel Authorizing Resolution 4954/2014 of November 25, 2014, published in the federal Official Gazette of December 5, 2014;

k)	by the absorption, Capim Branco will be absorbed by Cemig GT and Cemig GT will succeed it in all its rights and obligations;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	Cemig GT and Capim Branco will sign the Protocol of Absorption and Justification, as specified by Law 6404/1976, specifying the terms and conditions that will govern the incorporation of Capim Branco by Cemig GT;

m)	for execution of the absorption of Capim Branco by Cemig GT, Cemig, Cemig GT and Capim Branco will hold an Extraordinary General Meeting of Stockholders (EGM), for, among others, the following purposes:

1)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, in the manner specified by Law 6404/1976, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

2)	ratification of the appointment of 3 (three) technical experts to value the Stockholders’ equity of Capim Branco, for the purposes of Article 8 of Law 6404.1976;

3)	approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976;

4)	authorization of the absorption of Capim Branco by Cemig GT;

5)	authorization, verification and approval of the increase in the share capital of Cemig GT;

6)	authorization of the absorption of Capim Branco by Cemig GT, and subsequent dissolution of Capim Branco;

7)	authorization for Cemig GT to succeed Capim Branco in all its rights and obligations, for all purposes of law and otherwise; and

8)	transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco;

n)	it is the responsibility of the Board of Directors to approve declarations of vote in the General Meeting of Stockholders; and to orient votes in meetings of the Boards of Directors, of the wholly-owned and other subsidiaries, affiliated companies and consortia in which the company holds interests, when it involves participation in the equity of other companies, or consortia (and the decisions, in any event and not only in the matters relating to participation in the capital of other companies or consortia, must obey the provisions of the Company’s by-laws, the Long-Term Strategic Plan and the Multi-year Strategic Plan); and to approve the constitution of, and participation in the share capital of, any companies, projects or consortia, under Article 17, sub-items ‘p’ and ‘q’ respectively;

o)	it is the responsibility of the Board of Directors to submit their proposals to the General Meetings of Stockholders, to be decided by stockholders; and

p)	the matter has been analyzed by the Legal Department of the Company;

–	now proposes to you as follows:

1)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

2)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three technical experts, in accordance with Article 8 of Law 6404/1976.

3)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

4)	Orientation of vote in favor, by the representative(s) of the Company in the Extraordinary Annual General Meeting of Cemig Geração e Transmissão S.A. (Cemig GT) in relation to:

a)	Authorization to sign the Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT:

– from:	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

comprising:	2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value

– to:	R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos),

without issuance of new shares, thus comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value;

with consequent alteration of Clause 5 of the Company’s by-laws, to the following:

“Article 5	The Company’s registered capital is R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Belo Horizonte, December 11, 2014

Djalma Bastos de Morais Barreto Guimarães Guy Maria Villela Paschoal Luiz Augusto de Barros Otávio Marques de Azevedo	Saulo Alves Pereira Junior Eduardo Borges de Andrade Custódio Antonio de Mattos José Pais Rangel Newton Brandão Ferraz Ramos ”	Arcângelo Eustáquio Torres Queiroz Tadeu Wando Pereira Borges João Camilo Penna Marina Rosenthal Rocha

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on December 29, 2014, which is for the following:

1)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

2)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three technical experts, in accordance with Article 8 of Law 6404/1976.

3)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

4)	Orientation of vote in favor, by the representative(s) of the Company in the Extraordinary Annual General Meeting of Cemig Geração e Transmissão S.A. (Cemig GT) in relation to:

a)	Authorization to sign the Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT:

– from:	R$ 1,700,000,000.00 (one billion seven hundred million Reais), comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value

– to:	R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos),

without issuance of new shares, thus comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value;

with consequent alteration of Clause 5 of the Company’s by-laws, to the following:

“Article 5	The Company’s registered capital is R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, December 18, 2014.

–	Signed by:)

Bruno Gonçalves Siqueira, Thales de Souza Ramos Filho, Salvador José Cardoso de Siqueira”.	Lauro Sander, Aliomar Silva Lima,	Luiz Guaritá Neto, Rafael Pinto Queiroz Neto,

The Chair then made the said Opinion on Valuation of Capim Branco available to the meeting, and stated that the original would be attached to these Minutes as an integral part of them.

The Secretary then informed the meeting that it would not be possible to capitalize Aliança Geração de Energia S.A. – Aliança on December 31, 2014, in the manner originally planned, since at that moment consent had not been obtained from the creditor banks of Norte Energia S.A. for the participation of Cemig GT in the Share capital of Aliança Geração Norte S.A., which is a condition precedent for that transaction.

Thus the absorption of Capim Branco by Cemig GT in the current year, without the immediate subscription of those assets into Aliança, would necessarily require assignment of the current contracts in effect in Capim Branco to Cemig GT, which would be in line with the consent of the National Electricity Agency (Aneel) which deals with the direct transfer of the contracts of Capim Branco to Aliança.

The Chair thus proposed withdrawing all the matters in the Convocation from the agenda, for a further convocation of stockholders at a later date, with an updated Valuation Opinion.

The proposal by the Chair was put to debate, and subsequently to votes, and was approved by majority.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and confirming that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 620TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 29, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of December 29, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 620th meeting, held on December 29, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided as follows:

•	Not to approve alteration to the criterion for monetary updating of the value of an Advance against Future Capital Increase (AFAC).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 621ST MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 29, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of December 29, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 621st meeting, held on December 29, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) agreed the following matters:

1.	Cancellation of the debentures issued by Cemig to finance construction of the Irapé Hydroelectric Plant.

2.	Suspension of liability for a non-tax credit demanded by the State of Minas Gerais, with final cancellation of this demand.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MATERIAL ANNOUNCEMENT DATED DECEMBER 29, 2014: CANCELLATION OF DEBENTURES OF CEMIG ISSUED FOR CONSTRUCTION OF THE IRAPÉ HYDROELECTRIC PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cancellation of debentures of Cemig

issued for construction of the Irapé Hydroelectric Plant

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

(1)	In a meeting held on today’s date (December 29, 2014), the Board of Directors of Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) authorized optional acquisition of the debentures of the 2nd, 4th, 5th and 6th Private Issues of Non-convertible Debentures by Cemig, with payment, to the State of Minas Gerais, of a total of R$ 90,000,000.00 in December 2014.

(2)	The Board of Directors of Cemig authorized cancellation of those debentures, as a result of this acquisition.

(3)	Since this was a related party transaction, only those board members who deemed themselves not prevented by conflict of interest were able to vote.

Belo Horizonte, December 29, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED DECEMBER 30, 2014: ACTION TO SUSPEND CLAIM BY MINAS GERAIS STATE FOR ADJUSTMENT TO PAYMENT SETTLED IN 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Action to suspend claim by Minas Gerais State

for adjustment to payment settled in 2011

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

At a meeting held yesterday, December 29, 2014, the Board of Directors of Cemig decided to authorize the Executive Board urgently to take all measures necessary for suspension of liability for a credit in the amount of R$ 239,445,051.80 (two hundred thirty nine million four hundred forty five thousand fifty one Reais and eighty centavos) claimed by the State of Minas Gerais in State Credit Administrative Case No. 0177846.1080/2014.4.

The Board of Directors has authorized and instructed the Executive Board urgently to take all necessary measures with the Judiciary or in the administrative sphere, using all possible means, including escrow deposit in Court or administrative proceedings, to secure definitive cancellation of the amount claimed by the State, and to ensure that the claimed amount is not inscribed in the State’s Register of Outstanding Receivable Debt (‘dívida ativa’) nor in its Register of Debt Receivable in Default (‘Cadin’).

The case arises from the decision of the Board of Directors, at its meeting yesterday, not to approve payment of the difference between the application of the Selic Rate and application of the IGP–M inflation index to the amount of the advances against future capital increase (‘AFACs’) made by the State to Cemig in 1995, 1996 and 1998 – which Cemig repaid in 2011 with monetary updating by the IGP–M index.

We reiterate the commitment of Cemig’s management, conscious of its responsibility to stockholders, investors and capital market analysts, to uphold regularity and transparency in all information.

Belo Horizonte, December 30, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. CONVOCATION DATED JANUARY 6, 2015: EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 22, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

– Appointments to the Board of Directors, due to resignations.

Multiple voting system: Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Proxy votes: Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by January 20, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais. .

Belo Horizonte, January 6, 2015

Danilo de Castro

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

JANUARY 22, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

–	Whereas:

a)	Extraordinary General Meetings of Stockholders will be held by Cemig D and Cemig GT on January 22, 2015, for changes in the composition of the Board of Directors of those companies, in accordance with any change in the composition of the Board of Directors of Cemig that takes place at the Extraordinary General Meeting of Stockholders of this Company (Cemig) also called for January 22, 2105;

b)	Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause 11 –

... §1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

c)	the Sole sub-paragraph of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“Clause 8º –

... §1	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Art. 21 - ... § 4º ...

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., also to be held on January 22, 2015, should vote in favor of the same changes in the Board of Directors of those companies as those made to the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, January 6, 2015

Danilo de Castro Djalma Bastos de Morais Arcângelo Eustáquio Torres Queiroz Guy Maria Villela Paschoal João Camilo Penna José Pais Rangel Saulo Alves Pereira Junior	Wando Pereira Borges Bruno Magalhães Menecucci Luiz Augusto de Barros Newton Brandão Ferraz Ramos Flávio Miarelli Piedade José Augusto Gomes Campos Marco Antonio Rodrigues da Cunha

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 1

12.6.	Information about the Board Member:

Name: Allan Kardec de Melo Ferreira

Age: 68

Profession: Lawyer

CPF: 054.541.586-15

Date of birth: 19-11-1946

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

OI Group

•	Member of the Audit Board – 1993 to 2014.

PJF Consultoria Empresarial

•	Partner-Consultant – 1993 to 2014.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Ana Silvia Corso Matte

Age: 56

Profession: Lawyer

CPF: 263.636.150-20

Date of birth: 30-05-1958

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Light S.A.

•	Chief Human Resources Officer – August 2006 to March 2012

Ana Silvia Matte Consultoria em Gestão Ltda

•	Executive Director – Since April 2012

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

CSN – Cia. Siderúrgica Nacional – Chief Human Resources Officer

Sendas S. A. – Chief Officer for Organizational Development and Human Resources

TelSul Telecomunicações – Chief Human Resources Officer

Light S.A. Chief Human Resources Officer

Cemig Telecomunicações S. A. – CEMIGTelecom – Member of the Board of Directors

Renova Energia – Member of the Board of Directors

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Antônio Dirceu Araújo Xavier

Age: 71

Profession: Lawyer

CPF: 068.412.446-72

Date of birth: 26-08-1943

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Dirceu Xavier Advogados

•	Counsel – Since 2001

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Eletrobras – Centrais Elétricas Brasileiras S.A.

– Head of the Legal Procurator’s Department

Companhia Mineradora de Minas Gerais – Comig

– Adviser to the CEO

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Arcângelo Eustáquio Torres Queiroz

Age: 48

Profession: Electricity Professional

CPF: 539.109.746-00

Date of birth: 26-03-1966

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: Seconded employee.

Whether was elected by the controlling stockholder or not: Yes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Member of technical administrative staff, Cemig Distribuição S.A.

Member of the Prosaúde (‘Pro-Health’) Committee of Forluz (2006 to 2010).

Member of technical administrative staff, Cemig Distribuição S.A.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2009.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐ None.

X Yes – If yes, describe the relationship and the company/ies:

Member of technical administrative staff, Cemig Distribuição S.A.

b.	The State of Minas Gerais:

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Bruno Westin Prado Soares Leal

Age: 31

Profession: Federal public employee

CPF: 055.230.506-52

Date of birth: 10-09-1983

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Brazilian Federal Treasury / Finance Ministry

•	Finance and Control Analyst – since May 2009

Eletrobrás Termonuclear S.A. – Eletronuclear

•	Member of the Audit Board – since May 2012

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Carlos Fernando da Silveira Vianna

Age: 58

Profession: Mechanical engineer

CPF: 319.830.656-68

Date of birth: 23-11-1956

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Minas Gerais Development Bank (BDMG) – since April 1, 1980

•	Manager, Technology and Environment Department – 2006 to 2010

•	CEO’s Innovation Advisory Team – Since 2011

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Franklin Moreira Gonçalves

Age: 44

Profession: Data Processing Technician

CPF: 754.988.556-72

Date of birth: 12-10-1970

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: Seconded employee.

Whether was elected by the controlling stockholder or not: Yes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

System Operation Technician at Cemig Distribuição S.A.;

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, since 2003; and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Member of the Board of Directors of the companies of the “TBE Group”:

Empresa Amazonense de Transmissão de Energia S.A. – EATE; Empresa Regional de Transmissão de Energia S.A. – ERTE; and Empresa Norte de Transmissão de Energia S.A. – ENTE (since September 12, 2011).

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐ None.

X Yes – If yes, describe the relationship and the company/ies:

System Operation Technician at Cemig Distribuição S.A.;

b.	The State of Minas Gerais:

X No.

☐ Yes – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, Cemig D or Cemig GT, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	Information about the Board Member:

Name: Helvécio Miranda Magalhães

Age: 51

Profession: Doctor

CPF: 561.966.446-53

Date of birth: 28-05-1963

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Prefecture of the City of Belo Horizonte

•	Municipal Budget, Planning and Information Secretary, 2009–10

Brazilian Health Ministry

•	Secretary for Healthcare, 2001–14.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	Information about the Board Member:

Name: José Afonso Bicalho Beltrão da Silva

Age: 66

Profession: Economist

CPF:

Date of birth: 05-10-1948

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Prefecture of the City of Belo Horizonte

•	Finance Secretary – January 2006 to July 2012.

PBH Ativos S.A.

•	CEO – March 2009 to July 2014.

Brazilian Industry, Development and Foreign Trade Ministry

•	Advisor – April 2013 to December 2014.

Brazilian Development Bank (BNDES)

•	Advisor – April 2013 to December 2014.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

BEMGE (Bank of the State of Minas Gerais) – Chair of the Board

Credireal (Banco de Crédito Real de Minas Gerais) – Chair of the Board

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Luiz Guilherme Piva

Age: 52

Profession: Economist

CPF: 454.442.936-68

Date of birth: 02-06-1962

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

LCA Consultores

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•	Chief Investment and Corporate Finance Officer – 2007 to 2012.

Angra Partners

•	Chief Investment Officer – 2012–2013

Itatiaia Móveis

•	CEO – 2013–2014

Development Bank of Minas Gerais (BDMG) – since July 2014

•	Structured Transactions and Capital Markets Advisor to the CEO

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Marco Antônio de Rezende Teixeira

Age: 58

Profession: Lawyer

CPF: 371.515.926-04

Date of birth: 23-09-1956

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

CBTU (Brazilian Urban Trains Company)

•	Counsel – Since June 1983 (seconded to the municipality of Belo Horizonte since 1993).

Municipality of Belo Horizonte

•	Procurator-General – 1997 to 2012.

Rezende Teixeira Sociedade de Advogados

•	Managing Partner – Since 2012.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Marco Antonio Soares da Cunha Castello Branco

Age:

Profession: Metallurgical Engineer

CPF: 371.150.576-72

Date of birth:

Position: Sitting member

Date of election: 22-01-2015

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Usinas Siderurgicas de Minas Gerais S. A. (Usiminas)

•	CEO – 2008 to 2010.

HYDAC Tecnologia do Brasil Ltda.

•	Member of Advisory Board – since 2010.

Diferencial Energia Participações S. A.

•	Member of the Board of Directors – since 2011.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Diferencial Energia Participações S. A. – Member of the Board of Directors

Usinas Siderurgicas de Minas Gerais S. A. – CEO

TERNIUM S. A. – Member of the Board of Directors

Vallourec S.A. Statutory Director

Vallourec S.A. (Boulogne-Billancourt, France) – Member of the Executive Committee

V&M France S.A.S. (Boulogne-Billancourt, France) – CEO

V&M DEUTSCHLAND (Düsseldorf, Germany) – CEO

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V&M do Brasil S.A. (Belo Horizonte, Brazil) – Chair of the Board of Directors

V&M Corporation (Houston, USA) – Member of the Board of Directors

Hüttenwerk Krupp Mannesmann (Düisburg, Germany) – Member of the Board of Directors

Vallourec & Mannesmann do Brasil – CEO and Chair of the Board of Directors

Mannesmann S. A. – Chief Trading Officer

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Mauro Borges Lemos

Age:

Profession: Economist

CPF: 316.720.516-49

Date of birth:

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Federal University of Minas Gerais (UFMG)

•	Professor – Since 1990.

Brazilian Industrial Development Agency (ABDI)

•	Chair – since 2011.

Brazilian Industry, Development and Foreign Trade Ministry – 2013–14

•	Minister – since February 2014.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10.	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Nelson José Hubner Moreira

Age: 60

Profession: Electrical Engineer

CPF: 443.875.207-87

Date of birth: 16-03-1954

Position: Sitting member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica) – Aneel

•	Director-General – 2009 to 2013.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Ricardo Wagner Righi de Toledo

Age: 57

Profession: Administration

CPF: 299.492.466-87

Date of birth: 01-09-1957

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Usiminas S.A.

•	Chief Officer for Strategic Planning, Alliances and M&A – 2008 to 2011

Innovare Consultoria Ltda. – Economist

•	Independent Consultant – since 2012

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Banco Simples S.A. – Chief executive

Banco Bemge S.A. – General Manager

Banco Itaú S.A. – General Manager

Banco Itaú-Banestado S.A. Director

Banco Bonsucesso S.A. – Chief Officer and Deputy CEO

Usiminas S.A. – Director

Mineração Usiminas S.A. – Member of the Board of Directors

Soluções Usiminas S.A. – Member of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐ None.

X Yes – If yes, describe the relationship and the company/ies: Usiminas is a corporate client of Cemig

12.6.	Information about the Board Member:

Name: Wieland Silberschneider

Age: 54

Profession: Economist

CPF: 451.960.796-53

Date of birth: 03-11-1960

Position: Substitute member

Date of election: 22-01-2015

Date sworn in: 22-01-2015

Period of office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company.

•	Positions and functions inherent to the position;

•	Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Minas Gerais State Department of Finance

•	State Revenue Tax Auditor – Since January 2005

Abrinq Foundation for Children’s Rights

•	Programs Consultant – Since January 2005

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b. Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X No.

☐ Yes – If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X No.

☐ Yes – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X No.

☐ Yes – If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10	State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

i.	Any company directly or indirectly controlled by Cemig:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

ii.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X No.

☐ Yes – If yes, describe the relationship:

iii.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No.

☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF PRINCIPAL DECISIONS OF THE 622ND MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 6, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 6, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 622nd meeting, held on January 6, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Convocation of an Extraordinary General Meeting of Stockholders to be held on January 22, 2015, at 11 a.m., to elect of members of the Board of Directors due to resignations.

2.	Orientation of vote in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

3.	Inclusion of terms for six-monthly payment of financial charges in a credit note of Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF PRINCIPAL DECISIONS OF THE 623RD MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 15, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 15, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 623rd meeting, held on January 15, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Guarantee for a loan contracted by Cemig D.

2.	Ratification of appointment of management for Gasmig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MATERIAL ANNOUNCEMENT DATED JANUARY 20, 2015: PIPED GAS CONCESSION IN MINAS GERAIS EXTENDED BY 30 YEARS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Piped gas concession in Minas Gerais extended by 30 years

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

At a meeting on December 26, 2014 between the Executive Board of Cemig’s subsidiary Companhia de Gás de Minas Gerais – Gasmig – and the Government of the State of Minas Gerais, the parties signed the document entitled Second Amendment to the Concession Contract.

This document extends Gasmig’s concession for commercial operation of supply of piped gas for industrial, commercial, institutional and residential use in the State of Minas Gerais for 30 years.

As a result the expiry of Gasmig’s concession has been extended from January 10, 2023 to January 10, 2053.

Belo Horizonte, January 20, 2015

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JANUARY 22, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

JANUARY 22, 2015

At 11 a.m. on January 22, 2015, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Onofre Alves Batista Júnior, Advocate-General of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais proposed the name of the stockholder Maria Celeste Morais Guimarães to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and, subsequently, to the vote, and approved unanimously.

The Chair then thanked the meeting for this gesture and expressed satisfaction that, together with the Chief Officer Luiz Fernando Rolla, she represented the Executive Board in this meeting. She then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on January 7, 8 and 9 of this year, in (i) the newspaper Minas Gerais, the official publication of the Powers of the State, on pages 26, 17 and 16, respectively, and (ii) the newspaper O Tempo, on pages 14, 19 and 28, respectively – the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 22, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

– Appointments to the Board of Directors, due to resignations.

Multiple voting system: Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Proxy votes: Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by January 20, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, January 6, 2015

Danilo de Castro

Chair of the Board of Directors.”

The Chair then stated that there was a need to elect new members of the Board of Directors, due to vacancies on the Board of Directors resulting from the resignation, as per letters in the Company’s possession, of the following board members:

Djalma Bastos de Morais,	João Camilo Penna,	Joaquim Francisco de Castro Neto,
Fuad Jorge Noman Filho,	Tadeu Barreto Guimarães,	Wando Pereira Borges,
Paulo Sérgio Machado Ribeiro,	Lauro Sérgio Vasconcelos David,	Custódio Antonio de Mattos,
Luiz Augusto de Barros,	Leonardo Maurício Colombini Lima and	Marco Antonio Rodrigues da Cunha.

Independently of the fact that the present period of office of the members of the Board of Directors was begun through adoption of the multiple voting system, she continued, it had been requested, by the stockholder FIA Dinâmica Energia, as per a letter in the Company’s possession, that this process should be maintained in this election. The Chair explained that it would be necessary, firstly, and in accordance with Clause 12 of the by-laws, to elect the board member and his/her substitute member appointed by the representatives of the holders of preferred shares, and only then to apply the instrument of multiple voting to fill the remaining seats on the Board of Directors.

Asking for the floor, and in view of the decision of the Council of the Brazilian Securities Commission (CVM) on Consultation on Regulations No. 3649/2002, the stockholder Alexandre de Queiroz Rodrigues asked whether there was any interest on the part of the minority stockholders present in removing the present members of the Board of Directors, who were elected by the process of separate votes at the Extraordinary General Meeting of Stockholders held on April 30, 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Since no statement of position to this effect was made, the Chair proposed that the following two board members should be maintained in their posts to serve the remainder of their present period of office, that is to say until the Annual General Meeting to be held in 2016:

– sitting member:

Guy Maria Villela Paschoal	– Brazilian, widower, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and of CPF 000798806-06;

– and his substitute member:

Flávio Miarelli Piedade	– Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Maranhão 1418/2401, Funcionários, CEP 30150-331, bearer of Identity Card M-2756875, issued by the Public Safety Department of Minas Gerais State, and CPF 703736396-00;

The Chair then made comments on the historic contribution made by Mr. Guy Maria Villela Paschoal to Cemig, as a Chief Officer and as a member of the Board of Directors, over a number of years, and stated her satisfaction that he would remain a member of the Board. She then stated that it was the attribution of this meeting to elect the other sitting and substitute members of the Board of Directors, to serve the same period of 2 years, begun on April 30, 2014, that is to say until the Annual General Meeting to be held in 2016; and that 26,358,003 shares were necessary for the election of each member of the Board of Directors. The Chair then further stated that, to complete the Board of Directors, the stockholder FIA Dinâmica Energia could put forward 1 (one) sitting member and the corresponding substitute member; the stockholder AGC Energia S.A. could put forward 5 (five) sitting members and their respective substitute members; and the stockholder The State of Minas Gerais could put forward 8 (eight) sitting members and their respective substitute members.

The representative of the stockholder FIA Dinâmica Energia then asked for the floor, and proposed election of the following persons to the Board of Directors:

– as sitting member:

José Pais Rangel	– Brazilian, married, lawyer, domiciled in Rio de Janeiro Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 22191, issued by the Brazilian Bar Association – OAB/RJ, and CPF 239775667-68;

– and as his substitute member:

José João Abdalla Filho	– Brazilian, unmarried, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 1439471, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

Asking for the floor, the representative of the stockholder AGC Energia S.A. then proposed election of the following to the Board of Directors:

Sitting members:

Eduardo Borges de Andrade	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte Minas Gerais at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;
Otávio Marques de Azevedo	– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;
Paulo Roberto Reckziegel Guedes	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Ricardo Coutinho de Sena	– Brazilian, married, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72; and
Saulo Alves Pereira Junior	– Brazilian, married, electrical engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

and as their respective substitute members:

Tarcísio Augusto Carneiro	– Brazilian, legally separated, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72,
Bruno Magalhães Menicucci	– Brazilian, single, production engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16,
Marina Rosenthal Rocha	– Brazilian, married, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060.101.836-26,
Newton Brandão Ferraz Ramos	– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20; and
José Augusto Gomes Campos	– Brazilian, married, physicist, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87.

The nominations made by the representative of the stockholders FIA Dinâmica Energia and AGC Energia S.A., were placed in debate, and, subsequently, to the vote, and were both approved by a majority of votes. The Chair then expressed her congratulations to these members as continuing to be part of the Board of Directors of Cemig.

Asking for the floor, the stockholder José Pais Rangel expressed his congratulations to the Company for its high standard of corporate governance – which he pointed out served as a paradigm among the companies in which FIA Dinâmica Energia has stockholdings.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed election of the following persons as members of the Board of Directors:

Sitting members:

Allan Kardec de Melo Ferreira	– Brazilian, widowed, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Oscar Versiani Caldeira 239, Mangabeiras, CEP 30210-280, bearer of Identity Card M92892, issued by the Public Safety Department of the State of Minas Gerais, and CPF Nº 054541586-15;
Arcângelo Eustáquio Torres Queiroz	– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaíba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,
Helvécio Miranda Magalhães	– Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Public Safety Department of Minas Gerais State, and CPF 561966446-53;
José Afonso Bicalho Beltrão da Silva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Public Safety Department of Minas Gerais State, and CPF nº 098044046-72;
Marco Antônio de Rezende Teixeira	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Public Safety Department of Minas Gerais State, and CPF 371515926-04;
Marco Antonio Soares da Cunha Castello Branco	– Brazilian, married, metallurgical engineer, resident and domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Public Safety Department of Minas Gerais State, and CPF 371150576-72;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Mauro Borges Lemos	– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at Condomínio Estância Jardim Botânico, CJF, CSIII, CEP 71680-365, bearer of Identity Card M992314, issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49; and
Nelson José Hubner Moreira	– Brazilian, married, electrical engineer, resident and domiciled in Brasília, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

– and as their respective Substitute Members:

Luiz Guilherme Piva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the Public Safety Department of Minas Gerais State, and CPF 454442936-68;
Franklin Moreira Gonçalves	– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;
Wieland Silberschneider	– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Contria 236/102, Prado, CEP 30411-247, bearer of Identity Card 4040 issued by the Minas Gerais Regional Council of Economists (Corecon-Minas Gerais) and CPF 451960796-53;
Bruno Westin Prado Soares Leal	– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at SQN 107, Bloco E, Ap. 110, Asa Norte, CEP 70743-050, bearer of Identity Card 8553405 issued by the Public Safety Department of Minas Gerais State, and CPF nº 055230506-52;
Antônio Dirceu Araujo Xavier	– Brazilian, married, lawyer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo 16, Condomínio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the Brazilian Bar Association, Minas Gerais Chapter (OAB/Minas Gerais), and CPF 068412446-72;
Ricardo Wagner Righi de Toledo	– Brazilian, widower, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Public Safety Department of Minas Gerais State, and CPF 299492466-87;
Ana Silvia Corso Matte	– Brazilian, single, lawyer, resident and domiciled in Porto Alegre, Rio Grande do Sul, at Rua Germano Petersen Junior 433/1703, Higienópolis, CEP 90540-140, bearer of Identity Card 103556965, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF 263636150-20; and
Carlos Fernando da Silveira Vianna	– Brazilian, single, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Pólos 424/700, Santa Lúcia, CEP 30360-530, bearer of Identity Card 23844/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais (CREA-Minas Gerais), and CPF nº 319830656-68.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by a majority of votes.

The board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair further stated that, as a result of the new composition of the Board of Directors of Cemig, and according to the provisions of § 1 of Clause 11 of the by-laws of Cemig, § 1 of Clause 8º of the by-laws of Cemig Distribuição S.A. (‘Cemig D’) and of Cemig Geração e Transmissão S.A. (‘Cemig GT’) there is a need for change in the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of the Boards of Directors of those Companies must be identical to those of Cemig.

The Chair then called the attention of the stockholders present, to the Proposal made by the Board of Directors in relation to change in the composition of the Boards of Directors of Cemig D and Cemig GT, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

JANUARY 22, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

– Whereas:

a)	Extraordinary General Meetings of Stockholders will be held by Cemig D and Cemig GT on January 22, 2015, for changes in the composition of the Board of Directors of those companies, in accordance with any change in the composition of the Board of Directors of Cemig that takes place at the Extraordinary General Meeting of Stockholders of this Company (Cemig) also called for January 22, 2105;

b)	Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause 11 –

... §1 The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

c)	the Sole sub-paragraph of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“Clause 8º –

... § 1 The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

d)	Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Art. 21— ... § 4º ...

g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., also to be held on January 22, 2015, should vote in favor of the same changes in the Board of Directors of those companies as those made to the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, January 6, 2015

Danilo de Castro	Joao Camilo Pena	Luiz Augusto de Barros
Djalma Bastos de Morais	Saulo Alves Pereira Junior	Newton Brandão Ferraz Ramos
Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges	José Pais Rangel
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci	Tarcísio Augusto Carneiro”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The meeting being opened to the floor, Mr. George Washington Tenório Marcelino expressed his satisfaction in having been able to accompany closely the growth of this Company in the last sixteen years, under the leadership of its Chief Executive Officer Mr. Djalma Bastos de Morais, and he reiterated recognition and thanks for his extremely effective management. He then gave his congratulations to the Chief Officer Luiz Fernando Rolla for all of his activity over a long period on the Company’s Executive Board, which, he stated to be a source of both tranquility and pride for the Company’s stockholders.

He then further recorded his compliments to Mr. Marco Antonio Rebelo Romanelli and Mr. Roney Luiz Torres Alves da Silva, representatives of the Office of the Advocate-General of Minas Gerais State, recognizing distinguished activity in conducting business in General Meetings of Stockholders of the Company.

He then greeted and welcomed the New Advocate-General of the State of Minas Gerais, Mr. Onofre Alves Batista Júnior; and expressed his sadness that Ms. Maria Celeste Morais Guimarães would no longer be heading Cemig’s Legal Department.

In closing, he highlighted the distinguished work of the team at Cemig’s Corporate Executive Office over recent years.

The representative of the stockholder The State of Minas Gerais then put on record his expression of thanks to the Company’s present management, emphasizing their dedication, honesty and all their activity that has made Cemig a source of pride for all citizens of Minas Gerais and for all the Company’s stockholders.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, declared the meeting closed.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. SUMMARY OF PRINCIPAL DECISIONS OF THE 624TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 22, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 22, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 624th meeting, held on January 22, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1	Election of the Chair and Deputy Chair of the Board of Directors:

Chair of the Board of Directors: José Afonso Bicalho Beltrão da Silva

Deputy Chair of the Board of Directors: Mauro Borges Lemos

2	Changes to the Executive Board:

a)	The following Chief Officers leave the following posts:

Chief Executive Officer:	Djalma Bastos de Morais

Deputy CEO:	Arlindo Porto Neto

Chief Trading Officer:	José Raimundo Dias Fonseca

Chief Officer for the Gas Division:	José Carlos de Mattos

Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho

Chief Corporate Management Officer:	Frederico Pacheco de Medeiros

Chief Counsel:	Maria Celeste Morais Guimarães

Chief Institutional Relations and Communication Officer:	Luiz Henrique Michalick

b)	The Chief Finance and Investor Relations Officer, Mr Luiz Fernando Rolla, is appointed Chief Institutional Relations and Communication Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	The following members of the Executive Board were elected to complete the present period of office of 3 years, begun in May 2012, that is to say until the first meeting of the Executive Board following the Annual General Meeting of 2015:

Chief Executive Officer:	Mauro Borges Lemos

Deputy CEO:	Mateus de Moura Lima Gomes

Chief Trading Officer:	Evandro Leite Vasconcelos

Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira

Chief Officer for the Gas Division:	Eduardo Lima Andrade Ferreira

Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves

Chief Corporate Management Officer:	Márcio Lúcio Serrano

Chief Counsel:	Raul Lycurgo Leite

The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos

Deputy CEO:	Mateus de Moura Lima Gomes

Chief Trading Officer:	Evandro Leite Vasconcelos

Chief Business Development Officer:	Fernando Henrique Schüffner Neto

Chief Distribution and Sales Officer:	Ricardo José Charbel

Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira

Chief Officer for the Gas Division:	Eduardo Lima Andrade Ferreira

Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves

Chief Corporate Management Officer:	Márcio Lúcio Serrano

Chief Counsel:	Raul Lycurgo Leite

Chief Institutional Relations and Communication Officer:	Luiz Fernando Rolla

3	Orientation of vote, in a meeting of the Board of Directors of Gasmig, in favor of nomination of Mr. Eduardo Lima Andrade Ferreira as CEO of that company, to complete the current period of office of 2 years, begun in May 2014, that is to say until the first meeting of the Board of Directors following the Annual General Meeting of 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MATERIAL ANNOUNCEMENT DATED JANUARY 22, 2015: CHANGES TO THE BOARD OF DIRECTORS OF CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Changes to the Board of Directors of Cemig

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

The Extraordinary General Meeting of Stockholders held today, January 22, decided on changes to the Board of Directors of Cemig. As a result of these changes the members of the Board of Directors of Cemig are now as follows:

Board of Directors
Sitting member	Substitute member
José Afonso Bicalho Beltrão da Silva	Bruno Westin Prado Soares Leal
Helvécio Miranda Magalhães	Wieland Silberschneider
Mauro Borges Lemos	Ana Silvia Corso Matte
Marco Antônio de Rezende Teixeira	Antônio Dirceu Araujo Xavier
Marco Antonio Soares da Cunha Castello Branco	Ricardo Wagner Righi de Toledo
Nelson José Hubner Moreira	Carlos Fernando da Silveira Vianna
Allan Kardec de Melo Ferreira	Luiz Guilherme Piva
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Guy Maria Villela Paschoal	Flávio Miarelli Piedade
Eduardo Borges de Andrade	Tarcísio Augusto Carneiro
Otávio Marques de Azevedo	Bruno Magalhães Menicucci
Paulo Roberto Reckziegel Guedes	Marina Rosenthal Rocha
Ricardo Coutinho de Sena	Newton Brandão Ferraz Ramos
Saulo Alves Pereira Junior	José Augusto Gomes Campos
José Pais Rangel	José João Abdalla Filho

More information on the members of boards is available on Cemig’s website:

http://ri.cemig.com.br

Belo Horizonte, January 22, 2015.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MARKET ANNOUNCEMENT DATED JANUARY 22, 2015: CHANGES TO THE EXECUTIVE BOARD OF CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Changes to the Executive Board of Cemig

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

The Meeting of the Board of Directors of Cemig held on today’s date, January 22, decided on changes to the Company’s Executive Board.

As a result of these changes the members of the Executive Board of Cemig are now as follows:

EXECUTIVE BOARD
Nome	Position
Mauro Borges Lemos	Chief Executive Officer
Mateus de Moura Lima Gomes	Deputy CEO
Fernando Henrique Schüffner Neto	Chief Business Development Officer
Márcio Lúcio Serrano	Chief Corporate Management Officer
Eduardo Lima Andrade Ferreira	Chief Officer for the Gas Division
Ricardo José Charbel	Chief Distribution and Sales Officer
Evandro Leite Vasconcelos	Chief Trading Officer
Fabiano Maia Pereira	Chief Finance and Investor Relations Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
Luiz Fernando Rolla	Chief Institutional Relations and Communication Officer
Raul Lycurgo Leite	Chief Counsel

More information on the members of boards is available on Cemig’s web site:

http://ri.cemig.com.br

Belo Horizonte, January 22, 2015.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.